UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

EXTRACT OF ITEM (4) OF THE MINUTES OF THE 39th MEETING OF

THE BOARD OF DIRECTORS, HELD ON JANUARY 22, 2014

As secretary of the meeting of the Board of Directors, I hereby CERTIFY that the item (4) of the Agenda of the Minutes of the 39th Meeting of the Board of Directors of Oi S.A., held on January 22, 2014, at 10 a.m., at Praia de Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the city and state of Rio de Janeiro read as follows:

“Finally, with respect to item (4) of the Agenda, the members of the Board unanimously approved the appointment of Mr. Jason Santos Inácio, Portuguese, married, graduated in marketing and management, bearer of Portuguese passport No. L978569, valid until 12/29/2016, enrolled with the individual taxpayers’ registry (CPF / MF) under No. 062.408.917-70, whose commercial address is Rua Humberto de Campos No. 425, 8th floor, Leblon, Rio de Janeiro / RJ, to the position of Executive Officer of the Company without specific designation. His tenure and investiture in the referred position depends on the approval, by the Brazilian Ministry of Labor and Employment (Ministério do Trabalho e Emprego), of his work permit and permanent visa under the Normative Resolution No. 62 of December 8, 2004, issued by the Brazilian National Immigration Council (Conselho Nacional de Imigração)”

A majority of the members of the Board of Directors were present and the following signed the minutes: José Mauro M. Carneiro da Cunha; Antonio Cardoso dos Santos; Armando Galhardo N. Guerra Junior; Sergio Franklin Quintella; Rafael Cardoso Cordeiro; Fernando Magalhães Portella; Cristiano Yazbek Pereira; Shakhaf Wine; José Valdir Ribeiro dos Reis; Carlos Augusto Borges; Carlos Fernando Costa; and Fernando Marques dos Santos.

Rio de Janeiro, January 22, 2014.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2014

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
Name:	Bayard de Paoli Gontijo
Title:	Chief Financial Officer